UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-28839

VOXX INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

2351 J. Lawson Boulevard

Orlando, Florida 32824
(800) 645-7750

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On April 1, 2025, pursuant to the Agreement and Plan of Merger, dated as of December 17, 2024, by and among Gentex Corporation, a Michigan corporation (“Gentex”), Instrument Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Gentex (“Merger Sub”), and VOXX International Corporation, a Delaware corporation (the “Company”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of Gentex.

Pursuant to the requirements of the Securities Exchange Act of 1934, VOXX International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VOXX International Corporation

Date	April 11, 2025	By:	/s/ Loriann Shelton
		Name:	Loriann Shelton
		Title:	Senior Vice President Chief Financial Officer Chief Operating Officer